ICZOOM GROUP INC.

April 22, 2022

Mr. Donald Field
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	ICZOOM Group Inc. Amendment No. 5 to Registration Statement on Form F-1 Filed March 31, 2022 File No. 333-259012

Dear Mr. Field:

This letter is in response to the letter dated April 11, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ICZOOM Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 5 to Registration Statement on Form F-1

Cover Page

1.	We note your response to comment 2 and reissue. Please refer to the prospectus cover page and the 6th, 11th and 12th paragraphs. Please revise to provide cross-references to the condensed consolidating schedule and the consolidated financial statements. In this regard, we note that you cross-reference in both contexts to the section captioned “Summary Financial Data” and certain subsections and do not provide a specific cross reference to your consolidated financial statements. Please revise accordingly.

Response: In response to the Staff’s comment, we revised our cross-references to the consolidated financial statements on the 6th, 11th, and 12th paragraphs of the cover page of the Registration Statements.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

[Signature Page Follows]

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

By:	/s/ Lei Xia
Lei Xia
Chief Executive Officer

Arila Zhou, Esq.
Robinson & Cole LLP

[signature page to the SEC response letter]